UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SUPERVALU INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

 868536103

(CUSIP Number)

Symphony Investors LLC c/o Cerberus Capital Management, L.P. 875 _4272015 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attention: Mark A. Neporent
with copies to:
Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930	Stuart D. Freedman, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868536103
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Symphony Investors LLC / I.R.S. No. 90-0928623

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ * ]
(b) [ * ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	0*
Person With	10. Shared Dispositive Power:	0*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 0*

14. Type of Reporting Person (See Instructions): OO

  * As of the filing date of this Schedule 13D Amendment No. 2, Symphony Investors LLC, a Delaware limited liability company (“Symphony”), holds no shares of common stock, par value $0.01 per share (the “Common Stock”), of SuperValu Inc. (the “Company”) and does not exercise voting or dispositive control with respect to any shares of the Common Stock. As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 2, Symphony does not beneficially own any shares of the Common Stock.

 Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Prior to April 23, 2015, Symphony Investors LLC (“Symphony”) (i) held 45,990,736 shares of common stock, par value $0.01 per share (the "Common Stock"), of SuperValu Inc., a Delaware corporation (the "Company"), which it acquired on March 21, 2013 pursuant to a Tender Offer Agreement, dated as of January 10, 2013, by and among Symphony, the Company and Cerberus Capital Management, L.P. and (ii) possessed the power to vote and direct the disposition of an additional 8,173,362 shares of the Common Stock held by Kimvue Acquisition, LLC. On April 23, 2015, Symphony (i) distributed all of the shares of the Common Stock held by it to the members of Symphony pro rata in accordance with each member’s interest in Symphony and (ii) no longer possessed any power to vote or direct the disposition of shares of the Common Stock held by Kimvue Acquisition, LLC. As a result of the foregoing, as of April 23, 2015, Symphony does not beneficially own any shares of the Common Stock.

During the period commencing 60 days prior to April 23, 2015, there were no transactions effected in the Common Stock, or securities convertible into, exercisable for or exchangeable for the Common Stock, by Symphony, except as otherwise set forth herein.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2015

SYMPHONY INVESTORS LLC

By: /s/ Mark A. Neporent

Name: Mark A. Neporent

Title: Authorized Person

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).